Securities and Exchange Commission
                          Washington, D. C. 20549

                              Schedule 13G
                  Under the Securities Exchange Act of 1934
                           (Amendment No. 0)

                         Puerto Rican Cement Co.
                              Common Stock
                         CUSIP Number 745075101

Date of Event Which Requires Filing of this Statement:     November 30, 2001

CUSIP No. 745075101

         1)     Name of reporting person:
                  Legg Mason, Inc.
                 Tax Identification No.:
                  52-1200960

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        537,900
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   537,900

         9)     Aggregate amount beneficially owned by each reporting person:
                  537,900

         10) Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)    Percent of class represented by amount in row (9):
                  10.44%

         12)    Type of reporting person:
                  HC

CUSIP No. 745075101

         1)     Name of reporting person:
                  Royce & Associates, Inc.
                Tax Identification No.:
                  13-2579297

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                   New York

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        537,900
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   537,900

         9)     Aggregate amount beneficially owned by each reporting person:
                  537,900

         10) Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)    Percent of class represented by amount in row (9):
                  10.44%

         12)    Type of reporting person:
                  IA

              _______________________________________________________

         Item 1a)     Name of issuer:
                           Puerto Rican Cement Co.

         Item 1b)     Address of issuer's principal executive offices:
                           P. O. Box 364487
                           San Juan, PR  00968-4487

         Item 2a)    Name of person filing:
                           Legg Mason, Inc.

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           Maryland Corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     745075101

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a :
         (a)    [   ]    Broker or dealer under Section 15 of the Act.
         (b)    [   ]    Bank as defined in Section 3(a) (6) of the Act.
         (c)    [   ]    Insurance Company as defined in Section 3(a) (6) of
                           the Act.
         (d)    [   ]    Investment Company registered under Section 8 of the
                           Investment Company Act.
         (e)    [   ]    Investment Adviser registered under Section 203 of the
                           Investment Advisers Act of 1940.
         (f)    [   ]    Employee Benefit Plan, Pension Fund which is subject
                           to ERISA of 1974 or Endowment Fund; see
                           240.13d-1(b)(ii)(F).
         (g)    [ X]     Parent holding company, in accordance with
                           240.13d-1(b)(ii)(G).
         (h)    [   ]    Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned:  537,900

         (b)     Percent of Class:  10.44%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    - 0 -
                  (ii)  shared power to vote or to direct the vote:
                                    537,900
                  (iii) sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv) shared power to dispose or to direct the disposition of:
                                    537,900

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6)    Ownership of more than Five Percent on behalf of another
                      person:

                           Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Puerto Rican Cement Co. No such person holds more than 5% of such common stock.

         Item 7)    Identification and classification of the subsidiary which
                      acquired the security being reported on by the parent holding company:

                           Royce & Associates, Inc., investment adviser

         Item 8)    Identification and classification of members of the group:
                           n/a

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                 Signature
                                -----------

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         ------------------------
         Date - December 11, 2001


         By_______________________________________________________________
               Timothy C. Scheve, Sr. Ex. Vice President, Legg Mason, Inc.

                             Joint Filing Agreement
                          -----------------------------

         Each party signing below agrees that this statement is submitted as a joint filing on behalf of all of the undersigned.

         Legg Mason, Inc.


         By___________________________________________________
            Timothy C. Scheve, Sr. Ex. Vice President

         Royce & Associates, Inc.


         By___________________________________________________
             W. Whitney George, Vice President